EXHIBIT 5

Directors and Executive Officers of IDT Domestic Telecom, Inc.

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT Domestic Telecom, Inc. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Morris Lichtenstein	Chief Executive Officer and Director	Executive Vice President of Business Development of IDT Corporation	c/o IDT Corporation 520 Broad Street Newark, N.J. 07102

Joyce J. Mason	Secretary	Senior Vice President, General Counsel, Secretary and Director of IDT Corporation	c/o IDT Corporation 520 Broad Street Newark, N.J. 07102

Norman Rosenberg	Treasurer	Chief Financial Officer of IDT Telecom, Inc.	c/o IDT Corporation 520 Broad Street Newark, N.J. 07102